March 20, 2025
Re:	IREN Limited (f/k/a Iris Energy Limited) Form 20-F for Fiscal Year Ended June 30, 2024 Filed August 28, 2024 CIK No. 0001878848
CONFIDENTIAL

Mr. Mark Brunhofer
Division of Corporation Finance
Office of Crypto Assets
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Brunhofer:

IREN Limited, formerly known as Iris Energy Limited, a company existing under the laws of Australia (the “Company” or “we”), has received a comment letter dated November 19, 2024 (the “First Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Annual Report”). The Company submitted a response to the First Comment Letter on December 18, 2024, and received a second comment letter dated February 20, 2025 (the “Second Comment Letter”) from the Staff.

Set forth below are the Company’s responses to the Staff’s comments in the Second Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended June 30, 2024
Consolidated statements of cash flows, page F-11

1.
We note your response to prior comment 4. We note that your principal revenue-producing activity is the provision of hash computation services to mining pool operators in exchange for noncash consideration, the intangible asset bitcoin. As a result, the subsequent sale of that bitcoin is an investing activity consistent with the requirements of IAS 7.16(b). Please revise your financial statements accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in future filings, including an amendment to its Annual Report on Form 20-F/A, it will classify proceeds from the sale of intangible assets i.e., Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b).

Notes to the consolidated financial statements
Note 4. Operating segments, page F-24

2.
We note your response to prior comment 6. As your current disclosure indicates that geographic revenue is attributed based on “where the services were provided” and it is apparent that your mining operations are located in North America, please represent to us that in future filings you will revise your disclosure, consistent with your response, to indicate that you attribute your revenues from external customers to countries based on the location of the contracting entity within your consolidated group.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that future filings, including an amendment to its Annual Report on Form 20-F/A, will be revised to reflect that the Company attributes revenues from external customers to countries based on the location of the contracting entity within its consolidated group.

Should any questions arise, please do not hesitate to contact me at +61 410 196 531 or belinda.nucifora@iren.com, or the Company’s U.S. counsel, Marcel Fausten of Davis Polk & Wardwell at (212) 450-4389 or marcel.fausten@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Belinda Nucifora
Belinda Nucifora

cc:

Daniel Roberts, Co-Chief Executive Officer of the Company

William Roberts, Co-Chief Executive Officer of the Company